Exhibit 11.3

October 14, 2022

Nightfood Holdings, Inc.

520 White Plains Road, Suite 500

Tarrytown, New York 10591

Ladies and Gentlemen:

We have acted as counsel to Nightfood Holdings, Inc., a Nevada corporation (the “Company”), in connection with the preparation and filing of an offering statement on Form 1-A, as amended (File No. 024-11941) (the “Offering Statement”), with the Securities and Exchange Commission (the “Commission”). The Offering Statement covers the contemplated sale of up to 5,000,000 units, with each unit consisting of four (4) shares of the Company’s common stock, par value $0.001 per share and four (4) common stock purchase warrants, each exercisable into one share of common stock at a price equal to 125% of the final offering price per unit in the offering (the “Units”).

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the following:

1. Certificate of Incorporation of the Company;

2. Bylaws of the Company;

3. The Offering Statement as filed by the Company; and

4. Written consents of the Board of Directors of the Company approving the offering of the Shares under the Offering Statement.

We have also examined the originals or copies of such documents, corporate records and other instruments and undertaken such further inquiry as we have deemed necessary or appropriate for purposes of this opinion. In such examination, we have assumed the following: (a) the authenticity of original documents and the genuineness of all signatures; (b) the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us; (c) the conformity to the originals of all documents submitted to us as copies; (d) the genuineness of all signatures contained in the records, documents, instruments and certificates we have reviewed; and (e) the truth, accuracy and completeness of the information, representations and warranties contained in the records, documents, instruments and certificates we have reviewed. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

Based on and subject to the foregoing, we are of the opinion that the Units, when paid for and issued in the manner described in the Offering Statement, will be duly authorized, validly issued, fully paid and non-assessable.

The information set forth herein is as of the date hereof. We assume no obligation to advise you of changes that may hereafter be brought to our attention. We are members of the Bar of the State of New York. We do not express any opinion concerning the laws of any jurisdiction other than (i) the State of New York, (ii) the Federal laws of the United States and (iii) Title 7 of the Nevada Revised Statutes. Our opinion is based on statutory laws and judicial decisions that are in effect on the date hereof, and we do not opine with respect to any law, regulation, rule or governmental policy that may be enacted or adopted after the date hereof, nor do we assume any responsibility to advise you of future changes in our opinion. We do not express an opinion on any matters other than those expressly set forth in this letter.

No opinion is expressed herein with respect to the qualification of the Units under the securities or blue sky laws of any state or any foreign jurisdiction.

We hereby consent to the use and filing of this opinion as an exhibit to the Offering Statement as filed with the Commission. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,
/s/ Ruskin Moscou Faltischek, P.C.
RUSKIN MOSCOU FALTISCHEK, P.C.